Exhibit 99.3

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 3, 2016, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2015 and should be read in conjunction with the December 31, 2015 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; terms of the Corporation's equity compensation plans; estimated tax pools at December 31, 2015, including the components thereof; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity and/or debt financing arrangements, share repurchases, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending and financial and operational forecasting processes to facilitate management of the Corporation's capital structure; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's budgeted capital expenditures and anticipated funds from operations and total debt to funds from operations for 2016; the Corporation's belief that its existing financial strength will improve in 2016 as a result of it's credit facility together with planned expenditures on property, plant and equipment below expected funds from operations; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; the Corporation's expectation that its expenditures on property, plant and equipment will be fully funded from funds from operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; the anticipated processing capability of the Glacier gas plant and its ability to maintain and increase production to the levels disclosed herein; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling and facility expansion plans; and the statements under "critical accounting estimates" in this MD&A. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; delays in timing of completion of the Corporation's plant expansion at Glacier; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2015	2014	% change	2015	2014	% change
Cash provided by operating activities - continuing operations	$29,772	$48,218	(38)%	$113,364	$169,907	(33)%
Expenditures on decommissioning liability	552	367	50%	1,262	446	183%
Changes in non-cash working capital	4,297	(6,901)	(162)%	19,376	3,924	394%
Finance expense (1)	(2,965)	(2,502)	19%	(10,372)	(10,267)	1%
Funds from operations - continuing operations	$31,656	$39,182	(19)%	$123,630	164,010	(25)%
Funds from operations - discontinued operations	-	-	-%	-	10,019	(100)%
Funds from operations	$31,656	$39,182	(19)%	$123,630	$174,029	(29)%

(1) Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended				Year ended
	December 31				December 31
	2015		2014		2015		2014
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$33,867	$2.37	$47,186	$3.82	$132,311	$2.57	$215,653	$4.49
Realized gains (losses) on derivatives	8,787	0.61	(777)	(0.06)	32,743	0.64	(12,550)	(0.26)
Royalties	(1,379)	(0.10)	(2,209)	(0.18)	(5,837)	(0.11)	(10,076)	(0.21)
Operating expense	(4,998)	(0.35)	(4,184)	(0.34)	(18,357)	(0.36)	(15,412)	(0.32)
Operating income and operating netbacks	36,277	2.53	40,016	3.24	140,860	2.74	177,615	3.70
General and administrative expense (1)	(1,581)	(0.11)	(1,371)	(0.11)	(7,222)	(0.14)	(7,426)	(0.15)
Finance expense (2)	(2,965)	(0.21)	(2,502)	(0.20)	(10,372)	(0.21)	(10,267)	(0.21)
Other income (expense) (3)	(75)	(0.01)	3,039	0.25	364	0.01	4,088	0.09
Funds from operations and cash netbacks	$31,656	$2.20	$39,182	$3.18	$123,630	$2.40	$164,010	$3.43
Per basic weighted average share	$0.19		$0.23		$0.72		$0.97

(1) General and administrative expense excludes share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income (expense) excludes non-cash other income.

For the three months and year ended December 31, 2015, Advantage realized funds from operations of $31.7 million and $123.6 million with cash netbacks of $2.20/mcfe and $2.40/mcfe, respectively. On a per share basis, funds from operations was $0.19/share and $0.72/share for the three months and year ended December 31, 2015, respectively. The decrease in funds from operations and cash netbacks for 2015 as compared to 2014 was the result of a significant decrease in natural gas prices (see “Commodity Prices and Marketing”). The effect of lower natural gas prices was partially mitigated by our significant hedging position that resulted in realized gains of $8.8 million and $32.7 million for the three months and year ended December 31, 2015, respectively. Additionally, total cash costs for the three months and year ended December 31, 2015, including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 7% and 8% to $0.77/mcfe and $0.82/mcfe, respectively, as compared to the same periods of 2014. The lower total cash cost structure resulted from transforming Advantage into a pure play Montney producer with a single focus on development of our Glacier, Alberta area. Production for the fourth quarter of 2015 increased 16% compared to the fourth quarter of 2014 and 4% above the third quarter of 2015 resulting from the successful expansion of Advantage’s 100% owned Glacier gas plant in July 2015 (see “Production”).

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Natural Gas and Liquids Sales and Hedging

	Three months ended			Year ended
	December 31			December 31
($000)	2015	2014	% change	2015	2014	% change
Natural gas sales	$33,155	$46,446	(29)%	$129,802	$210,444	(38)%
Realized gains (losses) on derivatives	8,787	(777)	(1,231)%	32,743	(12,550)	(361)%
Natural gas sales including hedging	41,942	45,669	(8)%	162,545	197,894	(18)%
Liquids sales	712	740	(4)%	2,509	5,209	(52)%
Total (1)	$42,654	$46,409	(8)%	$165,054	$203,103	(19)%

(1) Total excludes unrealized derivative gains and losses.

Total sales including hedging for the three months ended December 31, 2015 was $42.7 million, a decrease of $2.3 million or 5% as compared to the third quarter of 2015 and a decrease of $3.8 million or 8% as compared to the fourth quarter of 2014. For the year ended December 31, 2015 total sales including hedging was $165.1 million, a decrease of $38.0 million or 19% when compared to 2014 The decrease in total sales was the result of the significant decline in natural gas prices partially offset by increased production and realized hedging gains of $8.8 million and $32.7 million for the three months and year ended December 31, 2015, respectively.

Production

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Natural gas (mcf/d)	154,241	133,433	16%	139,927	130,627	7%
Liquids (bbls/d)	179	113	58%	154	159	(3)%
Total - mcfe/d	155,315	134,111	16%	140,851	131,581	7%
- boe/d	25,886	22,352	16%	23,475	21,930	7%
Natural gas (%)	99%	99%		99%	99%
Liquids (%)	1%	1%		1%	1%

Production for the fourth quarter of 2015 was 16% higher as compared to the fourth quarter of 2014 and 4% higher compared to the third quarter of 2015. In 2015, we successfully completed the Glacier gas plant expansion and production ramp-up consistent with our multi-year development plan. However, production for the second half of 2015 was negatively affected by Trans-Canada Pipelines Ltd. (“TCPL”) unplanned maintenance outages resulting in firm and interruptible transportation service restrictions on their northwest Alberta main gas pipeline. TCPL restrictions impacted our production for 40 days during the fourth quarter 2015 with no interruptible service available in the Glacier area. The amount of TCPL restrictions in the fourth quarter of 2015 were slightly more than anticipated. Production growth was achieved in 2015 despite a total of 107 days of TCPL firm service sales pipeline restrictions and outages realized from April to December 2015 and additional production interruptions required during the construction and expansion of Advantage’s Glacier gas plant. These restrictions have continued into January and February 2016 although pipeline capacity in TCPL’s northwest Alberta segment has recently experienced increasing capacity.

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Commodity Prices and Marketing

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$2.34	$3.78	(38)%	$2.54	$4.41	(42)%
Natural gas, including hedging ($/mcf)	$2.96	$3.72	(20)%	$3.18	$4.15	(23)%
Liquids, including hedging ($/bbl)	$43.24	$71.35	(39)%	$44.60	$89.84	(50)%

Benchmark Prices
AECO daily ($/mcf)	$2.46	$3.61	(32)%	$2.70	$4.47	(40)%
AECO monthly ($/mcf)	$2.65	$4.01	(34)%	$2.77	$4.42	(37)%
NYMEX ($US/mmbtu)	$2.28	$3.95	(42)%	$2.67	$4.38	(39)%
Edmonton Light ($/bbl)	$51.99	$75.54	(31)%	$56.74	$94.50	(40)%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. The prices we receive are based on a combination of AECO daily and monthly. Specifically, Advantage sells production at the AECO monthly price equal to our hedged production volumes for any given month as all of our hedges are based on the AECO monthly index (see “Commodity Price Risk”). The remainder of our production is sold at the AECO daily index. Realized natural gas prices, excluding hedging, were lower than those of the prior year corresponding to the significant decline in AECO prices. Natural gas prices in early 2014 were much higher as a result of an extremely cold 2013/2014 winter that increased demand and reduced North American storage levels well below the five-year average. Commencing in the second half of 2014, natural gas prices began decreasing due to the continued strong growth of U.S. domestic natural gas production without a similar corresponding growth in demand. This supply and demand imbalance has continued throughout 2015 and into 2016 with a particularly weak North American natural gas pricing environment.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts to March 31, 2018 for the purpose of fixing the minimum prices that we receive for our natural gas production in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our current hedging positions are summarized as follows:

		Forecast Production	Average
	Average	Hedged	Minimum Price
Period	Production Hedged	(net of royalties)	AECO
Q1 2016 to Q4 2016	94.8 mmcf/d	52%	$3.62/mcf
Q1 2017 to Q4 2017	64.8 mmcf/d	31%	$3.24/mcf
Q1 2018	80.6 mmcf/d	37%	$3.12/mcf

A summary of realized and unrealized hedging gains and losses for the three months and years ended December 31, 2015 and 2014 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2015	2014	% change	2015	2014	% change
Realized gains (losses) on derivatives	$8,787	$(777)	(1,231)%	$32,743	$(12,550)	(361)%
Unrealized gains (losses) on derivatives	6,374	55,243	(88)%	(2,321)	47,786	(105)%
Total gains on derivatives	$15,161	$54,466	(72)%	$30,422	$35,236	(14)%

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For the three months and year ended December 31, 2015, we realized derivative gains as a result of the significant decline in natural gas prices as compared to our average hedge prices. For the year ended December 31, 2015, an unrealized derivative loss of $2.3 million was recognized, being the decrease in fair value to a net derivative asset of $44.3 million at December 31, 2015 as compared to a net derivative asset of $46.6 million at December 31, 2014. The fair value of the net derivative asset is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle between January 1, 2016 to March 31, 2018 corresponding to when the Corporation will recognize sales from production.

Royalties

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Royalties ($000)	$1,379	$2,209	(38)%	$5,837	$10,076	(42)%
per mcfe	$0.10	$0.18	(44)%	$0.11	$0.21	(48)%
Royalty Rate (percentage of natural gas and liquids sales)	4.1%	4.7%	(0.6)%	4.4%	4.7%	(0.3)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are impacted by well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the province’s share of our natural gas production. Total royalties paid during the three months and year ended December 31, 2015 are lower than the same periods of 2014 due to the significant decline in natural gas prices.

On January 29, 2016, the Alberta government released its new Modernized Royalty Framework which is based on a revenue minus cost model and is effective for wells drilled after January 1, 2017. We are not yet able to assess the impact of the new Royalty Framework as the full details and royalty formulae have not been determined and released.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Operating expense ($000)	$4,998	$4,184	19%	$18,357	$15,412	19%
per mcfe	$0.35	$0.34	3%	$0.36	$0.32	13%

Operating expense per mcfe for 2015 was comparable to the same periods of 2014. Operating expenses for the three months and year ended December 31, 2015 increased by 19% as compared to the same periods of 2014 due to additional third party water disposal and trucking costs resulting from the flowback of high volumes of water used during slick water completion operations in the second and third quarters of 2015 and higher daily production in the third and fourth quarters of 2015.

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General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
General and administrative expense
Cash expense ($000)	$1,581	$1,371	15%	$7,222	$7,426	(3)%
per mcfe	$0.11	$0.11	-%	$0.14	$0.15	(7)%
Share based compensation ($000)	$1,078	$577	87%	$3,347	$2,153	55%
per mcfe	$0.08	$0.05	60%	$0.07	$0.04	75%
Total general and administrative expense ($000)	$2,659	$1,948	36%	$10,569	$9,579	10%
per mcfe	$0.19	$0.16	19%	$0.21	$0.19	11%
Employees at December 31				26	27	(4)%

Cash general and administrative (“G&A”) expense in total and on a per mcfe basis for 2015 was reasonably comparable to 2014.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to service providers and to align the interests of service providers with that of shareholders. During the 2015 year, Advantage granted 1.0 million stock options and 0.3 million performance awards. As at December 31, 2015, a total of 4.0 million stock options and 0.7 million performance awards are unexercised which represents 2.7% of Advantage’s total outstanding common shares.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Depreciation expense ($000)	$23,247	$21,329	9%	$87,391	$85,460	2%
per mcfe	$1.63	$1.73	(6)%	$1.70	$1.78	(4)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher in 2015 due to the continued production increase at Glacier.

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Finance Expense

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Finance expense
Cash expense ($000)	$2,965	$2,502	19%	$10,372	$10,267	1%
per mcfe	$0.21	$0.20	5%	$0.21	$0.21	-%
Accretion expense ($000)	$286	$1,124	(75)%	$1,440	$4,525	(68)%
per mcfe	$0.02	$0.09	(78)%	$0.03	$0.09	(67)%
Total finance expense ($000)	$3,251	$3,626	(10)%	$11,812	$14,792	(20)%
per mcfe	$0.23	$0.29	(21)%	$0.24	$0.30	(20)%

Cash finance expense was higher for the three months ended December 31, 2015, as compared to the same period of 2014, due to higher average bank debt as per our development plan. The Corporation’s interest rates on bank indebtedness, that are primarily based on short term bankers’ acceptance rates plus a stamping fee, also slightly increased in the current quarter due to the higher total debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities.

Accretion expense represents non-cash charges that increase the carrying value of convertible debentures and decommissioning liability as a result of the passage of time. Since our remaining convertible debentures matured on January 30, 2015, accretion expense for 2015 was lower than 2014.

Other Income (Expense)

	Three months ended			Year ended
	December 31			December 31
($000)	2015	2014	% change	2015	2014	% change
Interest income - Questfire Debenture	$-	$-	-%	$-	$455	(100)%
Accretion income - Questfire Debenture	-	-	-%	-	557	(100)%
Loss on disposition - Questfire Debenture	-	-	-%	-	(13,833)	(100)%
Gain on disposition - Questfire Class B Shares	-	-	-%	-	150	(100)%
Gain (loss) on sale of asssets	-	-	-%	-	(1,489)	(100)%
Miscellaneous income (expense)	(75)	3,039	(102)%	364	3,633	(90)%
	$(75)	$3,039	(102)%	$364	$(10,527)	(103)%

Advantage recognized interest and accretion income earned on the Questfire Debenture from April 2013 up to the first quarter of 2014, the time during which we owned the debenture. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million. During the same period, Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares, and recognized a net gain of $0.2 million.

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Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2015, the Corporation recognized a deferred income tax expense of $7.8 million as a result of the $29.1 million income before taxes from continuing operations and a $1.6 million deferred income tax expense for the Alberta corporate tax rate increase from 10% to 12% enacted by the provincial government in June 2015. As at December 31, 2015, the Corporation had a deferred income tax liability balance of $41.1 million.

Estimated tax pools at December 31, 2015, are as follows:

($ millions)

Canadian Development Expenses	$194
Canadian Exploration Expenses	66
Canadian Oil and Gas Property Expenses	4
Non-capital losses	736
Undepreciated Capital Cost	206
Capital losses	158
Scientific Research and Experimental Development Expenditures	33
Other	8
$1,405

Net Income and Comprehensive Income from Continuing Operations

	Three months ended			Year ended
	December 31			December 31
	2015	2014	% change	2015	2014	% change
Net income and comprehensive income from continuing operations ($000)	$12,408	$53,682	(77)%	$21,378	$74,597	(71)%
per share - basic	$0.08	$0.32	(75)%	$0.13	$0.44	(70)%
per share - diluted	$0.07	$0.32	(78)%	$0.12	$0.44	(73)%

Advantage’s net income from continuing operations has decreased from 2014 due to the significant decline in natural gas prices partially offset by increased production and gains on derivatives.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2016	2017	2018	2019	2020	2021	After 2021
Building leases	$4.1	$1.1	$1.2	$1.1	$0.7	$-	$-	$-
Pipeline/transportation	168.1	20.3	20.0	23.4	23.9	17.3	14.9	48.3
Bank indebtedness (1) - principal	286.5	-	286.5	-	-	-	-	-
- interest	16.4	11.1	5.3	-	-	-	-	-
Total contractual obligations	$475.1	$32.5	$313.0	$24.5	$24.6	$17.3	$14.9	$48.3

(1)	As at December 31, 2015, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2016. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	December 31, 2015
Bank indebtedness (non-current)	$286,519
Working capital deficit (1)	7,196
Total debt (3)	$293,715
Shares outstanding	170,827,158
Shares closing market price ($/share)	$7.03
Market capitalization (2)	$1,200,915

Total capitalization	$1,494,630

Total debt to funds from operations (4)	2.4

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(3)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.
(4)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. At December 31, 2015, the Corporation had $163.5 million available on its $450 million borrowing base Credit Facility. The only financial covenant is a requirement for the Corporation to maintain a minimum cash flow to interest expense ratio of 3.5:1, calculated as funds from operations divided by cash finance expense for the prior four quarters. The cash flow to interest expense ratio was 11.9:1 at December 31, 2015 and 16.0:1 at December 31, 2014. On December 16, 2015, the Corporation announced its 2016 budget and guidance as approved by the Board of Directors. The Corporation's 2016 capital program of $120 million is expected to generate surplus cash flow, enhance financial flexibility and continue growth in 2017. Based on an average 2016 natural gas price of AECO $2.50/mcf including Advantage's hedging positions, annual cash flow is estimated to be approximately $160 million with year-end total debt to funds from operations of approximately 1.6 times. Based on an average 2016 natural gas price of AECO $2.00/mcf and Advantage's current hedge positions, annual cash flow is estimated to be approximately $143 million with year-end total debt to funds from operations of approximately 1.9 times. Advantage will continue to closely monitor the commodity price environment through 2016 and adjust future growth plans as necessary to maintain balance sheet strength and preserve the long term value of its Glacier Montney asset.

Shareholders’ Equity and Convertible Debentures

As at December 31, 2015, Advantage had 170.8 million common shares outstanding. During the year ended December 31, 2015, Advantage issued 0.8 million common shares to service providers in exchange for the exercise of 2.1 million stock options. As at December 31, 2015, a total of 4.0 million stock options and 0.7 million performance awards are unexercised which represents 2.7% of Advantage’s total outstanding common shares. As at March 3, 2016, Advantage had 170.8 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price. The convertible debentures matured on January 30, 2015 and were settled with cash from the Credit Facilities.

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Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2015, Advantage had bank indebtedness outstanding of $286.5 million, an increase of $176.5 million since December 31, 2014. The increase in bank indebtedness was consistent with our 2015 budget including $165 million of capital expenditure activity and the $86.2 million settlement of the convertible debentures that matured on January 30, 2015. Advantage’s credit facilities borrowing base is $450 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. Advantage’s Credit Facilities were reconfirmed in October 2015 as part of the banking syndicates’ normal semi-annual re-determination. The next annual review is scheduled to occur in June 2016. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficit of $7.2 million as at December 31, 2015, a significant decrease from December 31, 2014 due to the relatively high level of capital expenditure activity that was underway at that time. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2015	2014	2015	2014
Drilling, completions and workovers	$16,915	$66,144	$74,519	$195,802
Well equipping and facilities	10,289	20,292	88,580	37,662
Other	400	-	692	-
Expenditures on property, plant and equipment	27,604	86,436	163,791	233,464
Expenditures on exploration and evaluation assets	-	650	1,192	3,237
Net capital expenditures (1)	$27,604	$87,086	$164,983	$236,701

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $163.8 million on property, plant and equipment at Glacier for the year ended December 31, 2015 with $27.6 million invested in the current quarter.

During the year a significant portion of our capital expenditures were directed to our 100% owned Glacier gas plant expansion project and expansion of our sales pipeline infrastructure. In total $75 million (45% of net capital expenditures) was spent on infrastructure projects with $65 million directed towards our plant expansion to increase processing capacity to 250mmcf/d and $10 million directed towards our sales pipeline. Both the Glacier gas plant and the sales pipeline were built to have spare capacity to meet future production growth in 2016 and 2017. In addition, the plant is capable of processing varying amounts of dry and liquids rich gas production to accommodate future development of our significant Montney land holdings at Glacier.

In 2015 Advantage drilled 16 Montney gas wells and 1 service well. Due to strong well performance and a substantial inventory of available production, only 5 Montney horizontal wells were drilled and rig released during the fourth quarter. Advantage’s Upper, Middle and Lower Montney wells are continuing to demonstrate strong production performance and less wells have been required to maintain production than expected. Advantage’s current standing well inventory consisted of 37 total wells of which 23 are completed and 14 remain uncompleted, which Management believes will provide sufficient productive capacity to attain our 2016 annual production target without drilling any additional wells.

In 2015, Advantage acquired 6 additional sections of Lower Doig/Montney land rights in the greater Glacier area. Advantage now holds a total of 138 net sections (88,840 net acres) of either Lower Doig or Montney rights.

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Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2015 and 2014 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2015	2014
Sources of funds
Increase in bank indebtedness	$177,197	$-
Funds from operations	123,630	164,010
Disposition of Longview investment	-	90,153
Disposition of Questfire investments	-	17,500
Change in non-cash working capital and other	-	7,830
Dividends received from Longview	-	1,692
	$300,827	$281,185
Uses of funds
Expenditures on property, plant and equipment	$163,791	$233,464
Maturity of convertible debenture	86,240	-
Change in non-cash working capital and other	48,342	-
Expenditures on exploration and evaluation assets	1,192	3,237
Expenditures on decommissioning liability	1,262	446
Decrease in bank indebtedness	-	44,038
	$300,827	$281,185

Bank indebtedness increased as planned during the year ended December 31, 2015 to fund capital expenditures and the maturity of our convertible debentures on January 30, 2015. In 2016, we anticipate our expenditures on property, plant and equipment to be primarily funded with funds from operations (see “Liquidity and Capital Resources”). We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Year ended
	December 31
	2015	2014 (1)
Production (boe/d)	-	5,622
Funds from operations ($000)	$-	$10,019
Net capital expenditures ($000)	$-	$19,092
Net loss and comprehensive loss from discontinued operations ($000)	$-	$(58,894)
per share - basic and diluted	$-	$(0.35)

(1)	Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

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Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013

Continuing Operations - Advantage
Total sales (before royalties) ($000)	$132,311	$215,653	$140,090
Net income (loss) ($000)	$21,378	$74,597	$(8,297)
per share - basic	$0.13	$0.44	$(0.05)
per share - diluted	$0.12	$0.44	$(0.05)
Total assets ($000)	$1,517,443	$1,454,767	$1,309,543
Long term financial liabilities ($000) (1)	$286,519	$110,482	$236,151

Discontinued Operations - Longview
Total sales (before royalties) ($000)	$-	$24,715	$149,652
Net income (loss) ($000)	$-	$(58,894)	$4,915
per share - basic and diluted	$-	$(0.35)	$0.03
Total assets ($000)	$-	$-	$455,701
Long term financial liabilities ($000) (1)	$-	$-	$117,642

(1) Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

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Quarterly Performance

	2015				2014
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Continuing Operations - Advantage
Daily production
Natural gas (mcf/d)	154,241	147,574	124,299	133,281	133,433	131,553	134,912	122,481
Liquids (bbls/d)	179	212	112	112	113	161	200	164
Total (mcfe/d)	155,315	148,846	124,971	133,953	134,111	132,519	136,112	123,465
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.34	$2.66	$2.50	$2.68	$3.78	$4.03	$4.71	$5.21
Including hedging	$2.96	$3.25	$3.27	$3.30	$3.72	$3.80	$4.27	$4.89
AECO daily	$2.46	$2.90	$2.66	$2.76	$3.61	$4.02	$4.69	$5.59
AECO monthly	$2.65	$2.80	$2.67	$2.96	$4.01	$4.22	$4.68	$4.77
Liquids ($/bbl)
Including hedging	$43.24	$45.43	$47.91	$41.86	$71.35	$83.14	$102.41	$94.10
Edmonton Light ($/bbl)	$51.99	$55.58	$67.68	$51.73	$75.54	$97.07	$105.65	$99.99
Total sales including realized hedging	$42,654	$44,980	$37,429	$39,991	$46,409	$47,190	$54,265	$55,239
Net income (loss)	$12,408	$6,959	$(2,060)	$4,071	$53,682	$14,201	$24,330	$(17,616)
per share - basic	$0.08	$0.04	$(0.01)	$0.02	$0.32	$0.08	$0.14	$(0.10)
per share - diluted	$0.07	$0.04	$(0.01)	$0.02	$0.32	$0.08	$0.14	$(0.10)
Funds from operations	$31,656	$34,474	$27,571	$29,929	$39,182	$36,818	$42,561	$45,449

Discontinued Operations - Longview
Total sales including realized hedging	$-	$-	$-	$-	$-	$-	$-	$23,237
Net income (loss)	$-	$-	$-	$-	$-	$-	$-	$(58,894)
per share - basic and diluted (1)	$-	$-	$-	$-	$-	$-	$-	$(0.35)
Funds from operations	$-	$-	$-	$-	$-	$-	$-	$10,019

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the fourth quarter of 2015 and also for the preceding seven quarters for both continuing and discontinued operations. Successful execution of our 2013 capital development program at Glacier resulted in additional production growth in early 2014 as we reached our target of 135 mmcfe/d in March 2014. The 135 mmcfe/d production level was maintained as we drilled the required well inventory and completed the first phase of commissioning operations at our expanded Glacier plant in July 2015 at which time production capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the Glacier gas plant expansion.

Sales and funds from operations that increased dramatically in 2014 attributable to improved natural gas prices and production growth has decreased in 2015 with the decline in natural gas prices. Although Advantage has generally reported net income, we have reported a net loss during quarters of particularly weak natural gas prices. In the first quarter of 2014, Advantage recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. As a pure Montney producer, Advantage now has a much simpler capitalization structure and a strong balance sheet to continue its multi-year development plan. Advantage’s production growth at Glacier and industry leading low cost structure has generally resulted in strong sales including realized hedging, net income and funds from operations despite the challenging low natural gas prices.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the year ended December 31, 2015.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are evaluated as to whether we expect changes to our financial reporting when they become effective. As at March 3, 2016, we are evaluating standards issued but not effective and we do not anticipate there to be material changes to our current financial reporting when they become effective.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2015. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

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Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2015, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2015. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed on the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 3, 2016

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